# SEC Schedule 13D/A (Amendment No. 15) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Ventyx Biosciences, Inc., CIK 0001851194
CUSIP: 92332V107
Title of class of securities: Common stock, par value $0.0001 per share
Address of issuer's principal executive offices: 12790 El Camino Real, Suite 200, San Diego, California (CA), 92130
Date of event which requires filing of this statement: 03/04/2026
Amends the filing with accession number 0000000000-00-000000
Filed by CIK 0001508910
Persons authorized to receive notices and communications: Somasundaram Subramaniam, New Science Ventures, 500 West Putnam Avenue, Suite 400, Greenwich, Connecticut (CT), 06830, (212) 688-5100; Leland S. Benton, Morgan, Lewis & Bockius LLP, 1 Market Street, Spear Street Tower, San Francisco, California (CA), 94105, (415) 442-1000

## Reporting persons
- Subramaniam Somu (CIK 0001508910): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common stock, par value $0.0001 per share
Name of issuer: Ventyx Biosciences, Inc.
Address of issuer's principal executive offices: 12790 El Camino Real, Suite 200, San Diego, California (CA), 92130
Comment: This Amendment No. 15 ("Amendment No. 15") amends the Statement of Beneficial Ownership on Schedule 13D jointly filed with the Securities and Exchange Commission (the "Commission") by NSV Investments I, L.P., a Delaware limited partnership, NSV Partners II, LLC, a Delaware limited liability company, NSV Partners III, L.P., a Delaware limited partnership, NSV Partners III GP, LLC, a Delaware limited liability company and Somasundaram Subramaniam, a United States citizen (the "Reporting Person"), on October 29, 2021, and amended on September 21, 2022, December 16, 2022, December 30, 2022, March 2, 2023, March 22, 2023, April 6, 2023, July 11, 2023, July 19, 2023, March 8, 2024, March 13, 2024, June 26, 2024, March 12, 2025, April 1, 2025 and January 9, 2026 (as amended, the "Schedule 13D"), with respect to the shares of common stock, par value $0.0001 per share ("Common Stock"), of Ventyx Biosciences, Inc. (the "Issuer"). Except as specifically provided herein, this Amendment No. 15 does not modify any of the information previously reported in the Schedule 13D, which remains unchanged.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On February 27, 2026, 474,632 shares held by NSV Partners III, L.P. and 220,086 shares held by New Science Ventures, LLC, respectively, were distributed on a pro rata basis for no consideration. The Reporting Person is the majority member and managing member of (i) NSV Partners III GP, LLC, which is the general partner of NSV Partners III, L.P., and (ii) New Science Ventures, LLC.

On March 4, 2026, pursuant to the Agreement and Plan of Merger, dated as of January 7, 2026 (the "Merger Agreement"), by and among the Issuer, Eli Lilly and Company, an Indiana corporation ("Parent"), and RYLS Merger Corporation, a Delaware corporation and wholly-owned subsidiary of Parent ("Merger Sub"), Merger Sub merged with and into the Issuer, with the Issuer surviving the Merger as a wholly owned subsidiary of Parent (the "Merger"). At the effective time of the Merger (the "Effective Time"), all of the shares of the Common Stock beneficially owned by the Reporting Person immediately prior to the Effective Time were converted into the right to receive $14.00 per share in cash, less any applicable tax withholding (the "Common Merger Consideration"), and all of the shares of Common Stock acquirable upon the exercise of stock options held by the Reporting Person immediately prior to the Effective Time were canceled and converted into the right to receive an amount in cash, without interest and less any applicable tax withholdings, equal to the product of (x) the total number of shares of Common Stock subject to such stock option immediately prior to the Effective Time multiplied by (y) the excess, if any, of the Common Merger Consideration over the applicable exercise price per share of Common Stock under such stock option.

As a result of the Merger, as of the Effective Time, the Reporting Person no longer beneficially owned any securities of the Issuer, and the Voting and Support Agreement described in Item 4 of Amendment No. 14 to this Schedule 13D terminated in accordance with its terms.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Schedule 13D is hereby amended and restated as follows:

(a) See Item 4 of Amendment No. 15, which is incorporated by reference herein.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) of the Schedule 13D is hereby amended and restated as follows:

(b) See Item 4 of Amendment No. 15, which is incorporated by reference herein.
Transactions in the class effected during the past sixty days: (c) See Item 4 of Amendment No. 15, which is incorporated by reference herein.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: (e) The Reporting Person ceased to be a beneficial owner of more than five percent of the Common Stock on the Effective Date.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: n/a

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: n/a

## Signatures
- Subramaniam Somu: /s/ Somasundaram Subramaniam*, Somasundaram Subramaniam (03/05/2026)
Comment: * This reporting person disclaims beneficial ownership of these reported securities except to the extent of his pecuniary interest therein, and this report shall not be deemed an admission that he is the beneficial owner of these securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose.